TRILOGY
ENERGY TRUST

4100, 350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915

March 8, 2006

06011831

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. Code of Ethics for Chief Executive Officer, President, Chief Financial Officer and Senior Financial Supervisors.

2. Code of Business Conduct Policy (Effective May 19, 2005)

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

PROCESSED
MAR 23 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
MAR 20 2006
WASH. D.C. 209 SECTION

Gail L. Yester
Assistant Corporate Secretary

dlw 3/23

GLY/kp
Enclosure

cc: Bernard K. Lee, Trilogy Energy Ltd.
Charles E. Morin, Trilogy Energy Ltd.

TRILOGY ENERGY TRUST

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, PRESIDENT, CHIEF FINANCIAL OFFICER AND SENIOR FINANCIAL SUPERVISORS

(Effective May 19, 2005)

Introduction

This Code of Ethics applies to the Chief Executive Officer, President, Chief Financial Officer, Controller or any person performing similar functions (collectively, the "Financial Supervisors") of Trilogy Energy Ltd. or Trilogy Energy LP (collectively, "Trilogy Energy").

Trilogy Energy Ltd. is the general partner of Trilogy Energy LP (the "Partnership"), an Alberta limited partnership indirectly owned by Trilogy Energy Trust (the "Trust"). Pursuant to the Trust Indenture of the Trust dated February 25, 2005, as amended and restated April 1, 2005, and pursuant to an Administration Agreement dated February 25, 2005 among Trilogy Energy, the Trust and Trilogy Holding Trust, the Board of Directors (the "Board") has the responsibility for the overall stewardship of the conduct of the business of the Trust and its subsidiaries and the activities of management of Trilogy Energy, which is responsible for the day-to-day conduct of the business. Where the context requires, references to the "Trust" refer collectively to the Trust, Trilogy Holding Trust, the Partnership and Trilogy Energy.

Employees of Trilogy Energy and the Partnership, especially Financial Supervisors, of Trilogy Energy are trusted to exercise good judgment and common sense in the execution of the Trust's business. Every employee is personally responsible for ensuring that the Trust's day-to-day business activities are conducted in a fair, honest and ethical manner. While everyone is responsible for ensuring an ethical workplace, leaders such as Financial Supervisors must set the "tone at the top," which includes assuming additional responsibilities for fostering the proper environment, and encouraging ethical practices. If in doubt, Financial Supervisors are expected to err on the side of caution to maintain the Trust's high level of integrity, social responsibility and ethics.

In addition to this Code, Financial Supervisors are expected to comply with Trilogy Energy's Code of Business Conduct Policy and such other corporate governance policies as Trilogy Energy may from time to time implement. To the extent of any conflict between this Code and any of such other policies, the more stringent provisions will govern.

Conflicts of Interest

Trilogy Energy and its employees are expected to avoid situations where their respective personal interests could conflict or could appear to conflict with their employment duties and responsibilities.

As a Financial Supervisor, it is imperative that you avoid any investment, interest, association or other relationship that interferes, might interfere, or might be thought to interfere, with your independent exercise of judgment in the Trust's best interest and otherwise with your professional obligations to the Trust.

Any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest must be disclosed as required by the *Business Corporations Act* (Alberta) and any other applicable legislation, and without restricting the generality of the foregoing, as soon as possible to the Chairman of the Board of Directors and the Chairman of the Audit Committee.

Relationship with Auditors

No Financial Supervisor shall, directly or indirectly, make or cause to be made a materially false or misleading statement, or omit to state, or cause another person to omit to state, any material fact necessary in order to make statements made, in light of the circumstances under which such statements were made, not misleading to an accountant in connection with:

- any audit or examination of the financial statements of the Trust; or
- the preparation or filing of any document or report required to be filed with any securities or other regulatory authority having jurisdiction in the matter.

No Financial Supervisor, or any other person acting under the direction thereof, shall directly or indirectly take any action to fraudulently influence, coerce, manipulate, or mislead any independent public, certified public or chartered accountant engaged in the performance of an audit or review of the financial statements of the Trust that are required to be filed with any securities or other regulatory authority having jurisdiction in the matter, if that person knew or should have known that such action could, if successful, result in rendering such financial statements materially misleading.

Disclosure in Reports

The recording and reporting of information, including financial information, must be done honestly and accurately. Financial Supervisors must exercise the highest standard of care in preparing reports and documents that the Trust files with any securities or other regulatory authority having jurisdiction in the matter, and other public communications, or in ensuring that such reports, documents and other public communications are prepared, in accordance with the guidelines set forth below.

- Compliance with applicable generally accepted accounting principles ("GAAP") is required at all times. However, technical compliance with GAAP may not be sufficient and, to the extent that technical compliance with GAAP would render financial information that the Trust reports misleading, additional disclosure will be required.
- Compliance with the Trust's system of internal accounting controls and procedures is required at all times, and no action designed to circumvent such controls and procedures will be tolerated.
- Compliance with the Trust's disclosure controls and procedures is required at all times, and no action designed to circumvent such controls and procedures will be tolerated.

Financial Records

The Trust must comply with all applicable laws and governmental rules and regulations which require certain books and records to be kept with respect to transactions undertaken by the Trust. Financial Supervisors are responsible for establishing and managing procedures to ensure these requirements are met. In addition, Financial Supervisors are responsible for establishing and managing the Trust's financial reporting systems. In particular, Financial Supervisors are responsible for ensuring that:

- books, records and accounts are kept which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Trust's assets, liabilities, revenues and expenses;
- all business transactions are properly authorized;
- transactions are recorded as necessary to permit the preparation of financial statements in conformity with generally accepted accounting principles (or any other applicable criteria);
- transactions are recorded as necessary to maintain accountability for assets;
- access to assets is permitted only in accordance with proper authorization;
- the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;
- all records fairly and accurately reflect the transactions or occurrences to which they relate;
- the Trust's accounting records do not contain any false or intentionally misleading entries;
- all transactions are supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period; and
- no information is concealed from the internal auditors, the independent auditors, the audit committee or the full board of directors.

No Financial Supervisor shall knowingly circumvent or knowingly fail to implement a system of internal accounting controls or knowingly falsify or misclassify any transaction, book, record or account described in this section.

Compliance with Laws

Financial Supervisors are expected to comply with both the letter and spirit of all applicable laws and governmental rules and regulations, and will be responsible for establishing and maintaining procedures to:

- educate members of the accounting department about applicable laws and governmental rules and regulations;

- monitor compliance of the accounting department with applicable laws and governmental rules and regulations; and

- identify any possible violations of applicable laws and governmental rules and regulations and report to the audit committee and correct in a timely and effective manner any violations of applicable laws or governmental rules and regulations.

Ethical Conduct

Financial Supervisors must promote the highest standards of ethical and honest conduct in the accounting department. You will be responsible for establishing and maintaining procedures that:

- encourage and reward professional integrity;

- eliminate any pressure or incentive to achieve specific financial results by altering any records or other entries, or wilfully misapplying accounting policies or generally accepted accounting practices, or by entering into transactions that are designed to circumvent accounting controls or otherwise disguise the true nature of the transaction; and

- encourage members of the accounting department to report deviations from accounting policies and practices

Public Availability of this Code

This Code will be made publicly available by the Trust through one of the following means: (1) the text of this Code and any amendment thereto to shall be filed on the System for Electronic Document Analysis and Retrieval (SEDAR), (2) the text of this Code and any amendment thereto may be posted on the Trust's website, or (3) the Trust may provide, without charge, a copy of this Code to any person upon request.

Observance of this Code

Each Financial Supervisor is personally accountable for learning, endorsing, promoting and applying this Code to their own conduct and work. Financial Supervisors will hold employees accountable for their conduct and be accountable for their own conduct. Financial Supervisors will be asked to review this Code annually during the objective setting process and make a written or electronic declaration that they understand their individual responsibilities.

Actions that violate this Code will result in disciplinary action, up to and including termination of employment and, if appropriate, possible legal action. Directing or pressuring others to violate a provision of this Code, failure to properly report Code violations, or retaliation against an employee for reporting a concern or violation with respect to this Code will also result in the same disciplinary action.

Financial Supervisors must report any violations of this Code promptly to the Chairman of the Audit Committee.

TRILOGY ENERGY TRUST

CODE OF BUSINESS CONDUCT POLICY

Effective May 19, 2005

TRILOGY ENERGY TRUST

CODE OF BUSINESS CONDUCT

(Effective May 19, 2005)

INTRODUCTION

Trilogy Energy Ltd. (the "Corporation") is the general partner of Trilogy Energy LP (the "Partnership"), an Alberta limited partnership indirectly owned by Trilogy Energy Trust (the "Trust"). Pursuant to the Trust Indenture of the Trust dated February 25, 2005, as amended and restated April 1, 2005, and pursuant to an Administration Agreement dated February 25, 2005 among the Corporation, the Trust and Trilogy Holding Trust, the Board of Directors (the "Board") has the responsibility for the overall stewardship of the conduct of the business of the Trust and its subsidiaries and the activities of management of the Corporation, which is responsible for the day-to-day conduct of the business. In addition, pursuant to that certain Services Agreement dated April 1, 2005, the Board also has the responsibility to direct and monitor the services provided to the Corporation by Paramount Resources. Where the context requires, references to the "Trust" refer collectively to the Trust, Trilogy Holding Trust, the Partnership.

The Trust and all of its employees and consultants are expected and required to adhere to the highest ethical standards in all of their conduct of business for and on behalf of the Trust and in areas where a conflict might arise between an individual's personal interests and the best interests of the Trust. Underlying all actions and business decisions is a concern for what is right. Any situation, decision or response should first consider what is right and how it reflects on the Trust. In most cases, the best action or decision is governed by the guidelines in this document. If there is any question of appropriateness in a particular situation, an employee should seek the input of his or her supervisor. It is recognized that there may be situations in which it is impractical or inappropriate for an employee to bring the matter to his or her supervisor. In these cases, employees should seek the advice of the Chief Financial Officer or the President.

BUSINESS CONDUCT POLICY

All employees and consultants of the Trust shall deal with all persons doing or seeking to do business with the Trust without favour or preference based on personal considerations.

Each employee and consultant is required to avoid any situation which does or may involve a conflict between their personal interest and the interest of the Trust.

All employees and consultants shall be made aware of this policy upon their induction into the Trust.

Any employee/consultant who violates this policy shall be subject to disciplinary action and in the case where the violation by an employee is a fundamental breach of the employee's contract of employment with the Corporation or the Partnership, such breach shall constitute just cause for immediate termination of employment without notice. Likewise, the Corporation or the Partnership will terminate any consulting arrangement for a breach of the policy.

While it is not possible to list every circumstance which may give rise to a conflict of interest, the following are considered to be conflicts of interest and are to be used as a guide to consider what other types of activity are or may also create conflicts of interest.

An Employee/Consultant shall refrain from:

(1) serving as director, officer, or consultant of any outside concern which does business with, or is a direct competitor of the Trust, except with the written consent of the Corporation, which consent shall not be unreasonably withheld, providing this relationship is not materially adverse to the Trust;

(2) giving preferred treatment to a relative, friend or acquaintance in the hiring, assessment of performance, career progression, or compensation of such person;

(3) disclosing to unauthorized persons or using for personal benefit or advantage any of the Trust's information, data, or records of a confidential nature which is not otherwise generally available to the public from the Trust or non-Trust sources;

(4) competing with the Trust either directly or indirectly;

(5) reserving for oneself or diverting elsewhere a business opportunity that belongs to, has been developed by or is or would be available to the Trust or for which the Trust has been or will be negotiating;

(6) soliciting for, acceptance of, or giving a commission, kick-back, gift or any other fee or payment for the direct or indirect benefit of the employee/consultant or any other person or corporation;

(7) participating in any transaction involving the interests of the Trust and in which the employee or a close relative (spouse, child, parent, brother, sister, in-law, friend, or close acquaintance) has a personal interest, unless expressly authorized in writing to do so after the relationship has been disclosed; and

(8) engaging in community or political activities is in any matter where there may be a conflict with the best interests of the Trust.

An employee/consultant or any member of their family or their spouse's family financially dependent upon them shall refrain from:

(1) owning or controlling a significant interest in and participating directly or indirectly in the profits of any outside concern, other than as a regular employee of such concern, which does business with or is a direct competitor of the Trust. Securities of publicly-owned entities which are traded regularly on open stock markets may be owned if they are not purchased as a result of confidential knowledge about the operations, intentions or negotiations of the Trust with such parties or others;

(2) accepting or giving directly or indirectly any gift of more than nominal value, loans, cash in any amount, excessive entertainment or travel, payments, services or other substantial or

unusual favours from or to any person or company which does or is seeking to do business with, or is a competitor of the Trust. This does not preclude employees from obtaining, on their own credit rating, regular loans from established banking or financial institutions; and

(3) acquiring or trading in oil, gas, coal, or other mineral leases, royalty interests, and production payments that would at the time of their acquisition by an employee or consultant conflict with the best interest of the Trust. This does not exclude an employee from holding property or interests acquired by inheritance or from investing for profit in real estate which may incidentally involve mineral interests or leases, provided there is no conflict with the best interest of the Trust and such holdings were not purchased as a result of confidential knowledge about the operation, intentions or negotiations of the Trust.

The aforementioned examples of a conflict of interest are not exhaustive and in general are intended solely as a guide. In any situation where there may be a reasonable doubt, the responsibility of the affected employee or consultant will be to seek clarification from the Corporation prior to participating in the activity rather than this activity becoming the subject of a conflict of interest review at a later date.

RESPECT FOR OTHER EMPLOYEES/CONSULTANTS

The Trust believes that all employees and consultants should respect the work and responsibilities of their co-workers. Accordingly, "bad-mouthing" of employees or consultants is not acceptable. Concerns about fellow workers' questionable behavior should be raised discretely with the appropriate Manager/Department head, the Chief Financial Officer or the President.

COMPLIANCE WITH THE LAW

A concern for what is right underlies all business decisions. A company may be held liable for the wrongful actions of its employees. Employees must, therefore, ensure that their dealings and actions on behalf of the Trust comply with the requirements and intent of all relevant legislation and regulations. This includes rules and guidelines established by a self-regulating body or professional organization.

In addition to the laws imposed by statute, there is a duty upon a company to honour agreements, whether in writing or not, and to act reasonably and in a manner that will not cause harm to others. Employees must diligently ensure that their conduct is not and cannot be interpreted as being in contravention of any laws governing the affairs of the Trust in any jurisdiction where it carries on business.

Ignorance of the law will not usually excuse a party who contravenes a law. Employees must, therefore, work together with the Trust to keep informed of laws which may affect those affairs of the Trust which are under his or her control.

Whenever an employee is in doubt about the application or interpretation of any legal requirement, the employee should seek the advice of an internal legal counsel.

HEALTH, SAFETY AND THE ENVIRONMENT

The Trust is committed to safe and healthful working conditions for all employees and consultants and to conducting its activities in an environmentally responsible manner.

Employees and consultants are expected to read and be aware of the Trust's Environmental and Safety Policies and Procedures. Their awareness of such procedures should assist the Trust in improving operations thereby avoiding injury or sickness to all persons, and damage to property and the environment, by giving due regard to all applicable safety standards, regulatory requirements, technical, and conventional standards and restraints.

All conditions, situations or accidents which give rise to health, safety, or environmental concerns must be immediately reported to the Manager, Corporate Compliance, or in his absence the Chief Operating Officer or any other Senior Officer of the Corporation.

PAYMENTS TO AND FROM EMPLOYEES

It is the Trust's policy to deal fairly and lawfully with all customers, suppliers and independent consultants purchasing or furnishing goods or services. All goods and services shall be obtained on a competitive basis at the best value considering price, quality, reliability, availability and delivery.

Employees or consultants shall not accept gratuities or favours of any sort having more than a nominal value. Employees or consultants should neither seek nor accept gifts, payments, services, fees, trips or accommodations, special privileges of value, or loans from any person (except from persons in the business of lending and then on conventional terms) or from any organization or group that does, or is seeking to do, business with the Trust or any of its affiliates, or from a competitor of the Trust or any of its affiliates. Gifts of nominal value (eg. advertising mementos, desk calendars or pens) or accepting hospitality or entertainment (eg. lunch, dinner, or tickets to a local sporting event) are acceptable. Employees and consultants should report gifts of a more substantial nature to their supervisor.

No employee or consultant shall offer, or provide on behalf of the Trust, any expensive gifts, excessive entertainment or payments of any amount of money to any supplier, customer, subcontractor, competitor, or any public official, or to their representatives, nor pay to them, either directly or indirectly, any commissions or fees which are excessive in relation to the services rendered. Modest gifts, favours or entertainment may be furnished by employees whose duties permit them to do so, provided all of the following tests are met:

(1) they are not in cash or securities and are of modest value; and

(2) they do not contravene any law and are made as a matter of generally accepted practice; and

(3) if subsequently disclosed to the public, they would not in any way embarrass the Trust or their recipients.

CONTRIBUTIONS

As a responsible community citizen, the Trust encourages and supports the participation of its employees and consultants in charitable, educational and cultural activities.

The direct or indirect use of the Trust's funds, goods or services as contributions to charities, political parties, campaigns or candidates for election to any level of government requires the prior written approval of the President.

Contributions include money or anything having value, such as loans, services, entertainment, trips and the use of the Trust's facilities or assets. Time spent on charitable, political or similar activities while an employee is to be attending to his or her employment responsibilities also amounts to a contribution. Furthermore, no employee is to be reimbursed for any contributions which he or she might make acting in a personal capacity.

The Trust encourages political, cultural and other charitable activities and involvement by its employees acting on their own behalf but not as representatives of the Trust.

PUBLIC OFFICIALS

The Trust offers services to a heavily regulated industry, and providing services which relate directly to regulations must be especially sensitive to the interaction of employees with public officials. All interaction and communications between employees or consultants and public officials are to be conducted in a manner that will not compromise the integrity or reputation of any public office, the Trust or its affiliates.

COMMUNITY RELATIONS

In its business the Trust and its employees and consultants come in contact with many members of the public, including individuals, community groups, public officials and members of the media. The Trust strives to maintain its good reputation in the community and, therefore, needs to ensure that employees speaking on behalf of the Trust recognize and deal with sensitive issues in an appropriate manner. Enquiries from members of the community related to matters of a sensitive nature should be directed to the appropriate person.

BOOKS OF ACCOUNT

The Trust's books of account and records must reflect transactions accurately and in a timely manner to ensure that all transactions with which they are involved are authorized and executed in accordance with the Trust 's procedures and that no undisclosed or unrecorded transactions are made.

INSIDE INFORMATION (Confidentiality of Information)

The Trust encourages employees to be unitholders in the Trust as one way to more tangibly link unitholder interests with those of the employees. However, employees possessing inside information are expected to and must show integrity and use proper judgement in the timing of their investments. If in doubt as to the propriety of actions, the employee should seek the advice of the Chief Financial Officer.

Certain information, which the Trust treats as secret, may influence the price or trading of the Trust's units or other securities if it is disclosed to members of the public. Specific "inside information" would include that concerning major contracts, proposed acquisitions or mergers and sales or earnings figures. Employees or consultants shall not use such inside information for their

own financial gain or that of their associates, nor shall they inform another person or company about such information before it has become generally disclosed.

Inside information is information which (1) has not been publicly released, (2) is intended for use solely by the Trust and not for personal use, or (3) is the type usually not disclosed by the Trust. All employees or consultants who come into possession of material inside information before it is publicly disclosed are considered insiders for the purposes of securities laws. The husbands, wives, immediate families and those under control of insiders may also be regarded as insiders. Included in the concept of insider trading is "tipping" or revealing insider information to other individuals to enable such individuals to trade in the Trust's securities on the basis of undisclosed information.

The Alberta and Ontario Securities Acts imposes certain liabilities upon every person, employee or retainee of the Trust, and any associate of such person, from using for their own benefit in connection with a trade in securities of the Trust any inside information including that which, if generally known, might reasonably be expected to affect materially the market price of units or other securities.

The Toronto Stock Exchange ("TSX") has provided a Policy Statement on Timely Disclosure which expands on the requirements of securities law such as the Alberta Securities Act.

The TSX Disclosure Rules on Employee Trading require that employees or consultants with access to material information be prohibited from trading until the information has been fully disclosed and a reasonable period of time has passed for the information to be disseminated. This period may vary, depending on how closely the Trust is followed by analysts and institutional investors. In general, a one-trading-day period should elapse prior to employee trading in the Trust's units.

This prohibition applies not only to trading in Trust securities, but also to trading in other securities whose value might be affected by changes in the price of the Trust's securities. For example, trading in listed options or securities of other companies or trusts that can be exchanged for or which derive their value from the Trust's securities is also prohibited.

In addition, if employees or consultants become aware of undisclosed material information about another public entity such as a subsidiary, they may not trade in the securities of that other entity.

The Trust's policy parallels the various provincial securities acts and the TSX Policy Statement on Timely Disclosure in that all employees and consultants who receive inside information about the Trust, its associates and affiliated companies or other companies in which it has an interest, are in a position of trust, and they must not trade in units or other securities on the basis of the information they possess before it becomes generally disclosed or otherwise make use of such information for their own benefit or advantage.

TRUST SECRETS

The Trust is in a highly competitive environment with other petroleum companies seeking the advantage of technical ideas or information. Certain records, reports, papers, devices, processes, plans, methods and apparatus of the Trust, including methods of doing business and information

on P&NG rights held, cost information, geological maps, engineering and information system technologies, etc. are the "intellectual property" of the Trust and are considered to be strictly confidential. Employees and consultants are not to reveal or use for any personal purpose such confidential information without written consent from the President.

Confidential information does not include information which is already in the public domain. Certain information may be released by the Trust (to comply with securities regulations for example); however, the release of such information is a decision of the Board of Directors and/or senior management. If there is any doubt as to what can or cannot be discussed outside of the Trust, employees or consultants should err on the side of discretion and not communicate any information. For more specific advice, an immediate supervisor or the Chief Financial Officer should be consulted.

CONFLICT OF INTEREST

Employees and consultants, as stated under the Business Conduct Policy Section, cannot enter or be already part of any situation(s) in which their personal interests might conflict with those of the Trust. More specifically, employees and consultants must avoid acquiring interests, or participating in activities which would tend:

(1) to deprive the Trust of the time or attention required to perform their duties properly; or

(2) to create an obligation which would affect their judgement or ability to act solely in the Trust's best interest.

Any unusual potential for conflict of interest is inherent in direct or indirect (i.e. through family members) relationships with enterprises which supply, buy from, or compete with the Trust. Questionable relationships include:

(1) borrowing from such an enterprise;

(2) employment, consultation or directorships with such an enterprise;

(3) receipt of gifts or favours of more than nominal value, particularly in situations in which business judgement may be influenced; and

(4) direct or beneficial ownership of an interest in, or any class of, the assets or securities of such an enterprise, except an investment representing less than one per cent of the outstanding securities of a publicly traded corporation.

Employees or consultants must act in such a manner that their conduct will bear the closest scrutiny should circumstances demand that it be examined. Not only actual conflicts of interest but the very appearance of conflict should be avoided.

Where a conflict of interest situation may exist or be perceived to exist, the employee or consultant may be put in a compromising position or his or her judgement may be questioned. The Trust wants to ensure that all employees and consultants are, and are perceived to be, free to act in the best interests of the Trust. Disclosure of areas of potential conflict of interest must be

made immediately to senior officers of the Trust and will allow the Trust to decide what appropriate steps are to be taken to protect both the Trust and the employee or consultant from these situations.

CONFLICT OF INTEREST SITUATIONS ARE NOT ALLOWED OR APPROPRIATE FOR ANY OF THE TRUST'S EMPLOYEES OR CONSULTANTS. IN THE EVENT THERE MAY BE A CONFLICT SITUATION, OR A PERCEIVED ONE, FOLLOWING DISCLOSURE IN WRITING TO THE TRUST, THE TRUST MAY OR MAY NOT GRANT APPROVAL. WITHOUT APPROVAL BY THE TRUST IN WRITING, THE CONFLICT SITUATION MUST CEASE IMMEDIATELY.

Employees and consultants shall disclose, in writing, at the time of their employment/being contracted (Certification form attached to this Policy) all business, commercial or financial interests, activities, or any relationships which might reasonably be regarded as creating an actual or potential conflict of interest with their duties as an employee or as a consultant.

GRANDFATHERING

Employees or consultants who are currently in contravention of any of the requirements of this Code of Business Conduct must declare those situations and subject to the Corporation's formal approval, not to be unreasonably withheld, these exceptions will be acceptable, providing that the Trust's integrity and unitholder assets are not compromised; for example, a consultant who is a director of a competitor oil and gas company where no conflict of interest exists.

CERTIFICATION

All current employees and consultants of the Trust and its subsidiaries are asked to certify, as of the effective date of this policy, May 19, 2005, their review of and compliance with the provisions contained in this Code of Business Conduct. Officers of the Corporation will be required to provide a certificate annually to the Audit Committee of the Board of Directors in this regard. The attached form of certification is also to be used by employees or consultants to disclose any potential Business Conduct conflict of interest situations that arise in the future following this new certification requirement.

ANY EMPLOYEE OR CONSULTANT WHO IS AWARE OF ANY CONTRAVENTION, OR WHO IS CONCERNED THAT THERE MAY BE A CONTRAVENTION OF THIS POLICY BY ANOTHER EMPLOYEE OR CONSULTANT, IS EXPECTED TO REPORT THE MATTER PROMPTLY TO THE CHIEF FINANCIAL OFFICER OR THE PRESIDENT.

ONCE IDENTIFIED, MANAGEMENT WILL ACT IMMEDIATELY TO INVESTIGATE THE PERCEIVED CONFLICT OF INTEREST AND TAKE MEASURES TO ENSURE THAT NO EMPLOYEE OR CONSULTANT IS OPERATING UNDER CONFLICTING CIRCUMSTANCES.

TRILOGY ENERGY LTD.

CERTIFICATION STATEMENT FOR THE CODE OF BUSINESS CONDUCT POLICY

(Effective May 19, 2005)

I have read Trilogy Energy Ltd.'s Code of Business Conduct Policy (the "Policy"), and I can certify that except as specifically noted below:

(1) I understand the content, purpose and consequences of contravening the Policy.

(2) I am not and have not been in violation of the Policy except as may be stated below.

(3) After due inquiry and to my best knowledge and belief, no employee or consultant under my direct supervision is in violation of the Policy.

(4) I will exercise my best efforts to assure full compliance with the Policy by all employees or consultants under my direct supervision and I will continue to abide fully by the Policy.

____
Print or type name

____
Signature

____
Title and Location

____
Date

Any/All Exceptions

(Please include any potential conflict of interest situations)

(1) ____

____

(2) ____

____

(If required, provide additional details on the reverse side of this sheet or by appendage to this Certificate.)